

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

> **Re:** **Givbux, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 29, 2024**
> **File No. 000-52142**

Dear Umesh Singh:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 29, 2024

Item 1. Business
General Background of the Company, page 4

1. We note your amended disclosure in response to prior comment 1. Please revise to address the following:

    - Revise to define the activities that your app tracks, including "Black Card activity, Gas Card activity, Rewards, Earned, GivBux purchased/received, GivBux donation rewards as well as donations sent, GivBux history and transfer history."

    - Please revise your statement that "[i]n the next quarter (4th qtr 2024) there will be a greater focus on recruiting more local Merchants which will increase the buying selection of our users and decrease our dependence on National Brands," to reflect current information.

    - Elaborate further on the effects that the regulations you have identified have had or will have on your business.

    - With respect to your number of Users, Merchants, and Charities, please confirm that such numbers reflect current Users, Merchants and Charities as of such date, and do not include any Users, Merchants and Charities that are no longer active.

- Elaborate on the status of your beta testing.
- We note that a portion of the marketing fee paid to you by retail merchants is returned to Network Marketers and that Merchants can earn passive income from User's purchase. Please revise to disclose the percentage breakdown of the marketing fees earned, the percentage returned to Network Marketers, the percentage returned to you, the amount that Merchants earn from user purchases, and the manner in which such amounts are earned from User purchases.
- Revise to disclose the types of rewards that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to "a[ny] charity of their choice."
- Revise to discuss the initial and monthly fees paid by GivBux Associates to you, and the commissions earned by GivBux Associates.
- Define National Brands and Network Marketers.
- Clarify how users "benefit from recruiting new members to download and use the App."
- Revise the apparent discrepancy between the disclosure of 273 retailers and 258 merchants that accept GivBux.

2.   We note your amended disclosure in response to prior comment 2. Please revise to provide a definition of "Users," as the definition that you provided discusses the functionality of your application. Additionally, please revise the chart to include GivBux Associates. Revise the chart to provide information as of a more recent date. Finally, please provide the dollar volume of transactions among Users, Merchants, Charities, and GivBux Associates during your last fiscal year and for the period ended September 30, 2024. Clarify whether you enter into written agreements with your Users, Merchants, Charities and/or GivBux Associates.

3.   We note your amended disclosure in response to prior comment 3. Please revise to name and define the "third party aggregator" and explain in further detail how they assist you in negotiating the acceptance of GivBux with retailers. Please summarize the agreement with the third party aggregator and file such agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

4.   With respect to Exhibit 4.28, please explain the repeat vendors that appear on the list, for example, "Spotify (1 month), Spotify (3 month), Spotify (6 month)" and revise as appropriate.

Risk Factors, page 8

5.   We note your response and amended disclosure in response to prior comment 5 and we reissue it. Please revise the entire risk factor section to accurately reflect the current conditions that make an investment risky. In this light, we note a number of risks that appear inapplicable or require additional supporting detail and more fulsome

discussion, including:
- your growth and expectations for "significant growth in the near future";
- the amount of revenue and cash inflows derived from your platform;
- statements regarding the level of success in prior periods, including that you have "grown significantly in recent periods";
- the size and demographic of your current customer base;
- the current status of your product offering(s);
- the status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;
- references to business combinations, asset acquisitions, and a revolving credit facility; and
- references to any operations in or business with the restaurant industry.

Refer to Item 105 of Regulation S-K. We also note your amended disclosure in the middle of page 8. Please revise to clarify, if true, that an increase in the number of Users, GivBux Associates, and retailers does not necessarily mean that there will be an increase in revenue generated. With respect to revenue for the period ended September 30, 2024, please revise to provide appropriate context for investors, including the expected expenses and net loss or income for the same period. Additionally, please clarify the time period against which you are measuring such growth.

Risks regarding Notes Payable and Convertible Notes Payable, page 12

6. We note your amended disclosure in response to prior comment 7. Please revise your risk factor to quantify:
   - the total amounts due on the notes, including the total due on demand, and the dates on which they are due;
   - total cash available; and
   - the number of shares that may be issued in connection with the convertible notes payable as compared to the total number of shares currently outstanding.

Financing requirements to fund operations..., page 14

7. We note your amended disclosure in response to prior comment 9. Please revise your risk factor disclosure to state the risks to the company and investors if you do not secure adequate financing. Summarize the material details of the $400,000 worth of convertible notes that are due, including who holds such notes, the date they were issued, the specific terms of the notes, redemption rights, etc. To the extent that there is any current agreement with management to continue paying accounting and other professional fees and other miscellaneous expenses, disclose the material terms of such agreements for future funding and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. If there are no such agreements, please say so.

Description of GivBux Super App Payment Process, page 43

8. We note your response to prior comment 11. Please revise to disclose that your agreement with respect to the Mastercard is with a third party aggregator, and not

directly with Mastercard. Revise to name the third party aggregator, summarize the material terms of the agreement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

GivBux Business Description, page 43

9.   We note your revised disclosure in response to prior comment 12. Please revise the Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss your current revenue streams in the context of your results.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 43

10.   We note your response to prior comment 13. Please revise your disclosure to state that the shares have been issued and the consideration received therefor.

Results of Operations, page 45

11.   We note your revisions in response to prior comment 14. Please revise to disclose how you generated revenues for each of the periods discussed.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53

12.   We note your response to prior comment 16 and reissue it. Please revise to update as of the most recent practicable date.

Item 7. Certain Relationships and Related Transactions, page 57

13.   We note your amended disclosure in response to prior comment 17 and we reissue it. Please revise to include the information required by Item 404 of Regulation S-K. For example, name each of the related parties involved in the transactions, including the names of the entities from which the company borrowed money in 2023, the entity owned by Kenyatto Jones to which the company currently owes note payable and interest, and the related party to which $3,275 was due to as of December 31, 2023. Update this section so that it provides the required disclosure as of the date of the filing.

Signatures, page 75

14.   We note that the Signatures section signed by your CEO, Umesh Singh, is dated September 12, 2024, even though this amendment was filed on October 29, 2024. We also note your correspondence filed in advance of this amendment on October 25, 2024, which stated that Umesh Singh would be unavailable to sign any documents. Please advise whether any company representative was authorized to file this amendment at the time it was filed in accordance with the requirements of Form 10. Additionally, please revise to describe the actions taken in accordance with your organizational documents, if any, to appoint another person to serve as interim CEO or otherwise. Finally, we note your response to prior comment 18 that you wish to continue under the obligations of a reporting company and wish to incur the obligations of being subject to the Exchange Act of 1934. However, we note that you

have not filed a Form 8-K in connection with Umesh Singh's absence. File any such required reports. Refer to Items 5.01 and 5.02 of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John E. Dolkart, Jr.